UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2022

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 28, 2022, Inventiva S.A. issued a press release (the “Press Release”) and a statement of total voting rights and shares forming the company’s share capital as of April 11, 2022 (the “Statement”).

A copy of the Press Release is furnished as Exhibit 99.1 and a copy of the Statement as Exhibit 99.2 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated April 28, 2022.
99.2	Statement of total voting rights and shares forming the company’s share capital as of April 11, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: April 28, 2022	By:	/s/ Frédéric Cren
		Name	Frédéric Cren
		Title:	Chief Executive Officer